THE ADVISORS’ INNER CIRCLE FUND II

SPRUCEGROVE FUNDS

AMENDED AND RESTATED SCHEDULE K
DATED NOVEMBER 17, 2021
TO THE DISTRIBUTION PLAN
DATED MAY 31, 2000,
AS AMENDED NOVEMBER 16, 2004

Subject to any limitations imposed by Rule 2341(d) of the FINRA Rules, the distributor shall receive a Rule 12b-1 fee, which shall be paid on a monthly basis. This fee will be calculated based on the annual rate set forth below, as applied to the average daily net assets of the Portfolio.

Portfolio	Class of Shares	Fee
Sprucegrove International Equity Fund	Advisor Class Shares	0.25%
Sprucegrove International Equity Master Fund	Advisor Class Shares	0.25%